December 13, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis

Re:	ContraFect Corporation

Registration Statement on Form S-3

Filed December 8, 2021

Registration No. 333-261543

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on December 14, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as ContraFect Corporation (the “Company”) or its counsel may request via telephone call to the staff. Please contact Jennifer Yoon of Latham & Watkins LLP, counsel to the Company, at (617) 880-4540, or in her absence, Ashley Petrarca at (617) 880-4788, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

ContraFect Corporation

By:	/s/ Michael Messinger
Michael Messinger
Chief Financial Officer

cc:	Peter N. Handrinos

Wesley C. Holmes